Exhibit 99.2

UBER TECHNOLOGIES, INC.

STOCK OPTION ASSUMPTION NOTICE

WHEREAS, Cornershop Global LLC, a Delaware limited liability company (“Cornershop”) granted Participant one or more options to purchase shares of the common stock of Cornershop under the Cornershop Global LLC Equity Incentive Plan (the “Plan”), which are each evidenced by a Stock Option Agreement (each, an “Option Agreement”) issued to Participant under the Plan.

WHEREAS, Cornershop entered into a Share Exchange Agreement, dated June 18, 2021 (the “Exchange Agreement”), with Cornershop and certain other parties, pursuant to which Cornershop will become a wholly owned subsidiary of Uber (the “Transaction”).

WHEREAS, in connection with the Transaction, Uber is assuming certain outstanding Cornershop stock options effective as of the closing of the Transaction (the “Closing”).

WHEREAS, the purpose of this Agreement is to reflect certain adjustments to Participant’s outstanding options, which have become necessary in connection with such assumption.

WHEREAS, the applicable equity award exchange ratio (the “Exchange Ratio”) in effect for the assumption of the outstanding options under the Plan, as determined in accordance with the formula provisions of the Exchange Agreement, is $[ ].

NOW, THEREFORE, it is hereby acknowledged as follows:

1.                  The number of shares of Cornershop common stock subject each option held by Participant immediately prior to the Closing (each, a “Cornershop Option”) and the exercise price payable per share of Cornershop common stock are set forth in Exhibit A attached hereto. Uber hereby assumes, as of the Closing, all the duties and obligations of Cornershop under each Cornershop Option. In connection with such assumption, the number of shares of Uber common stock (“Uber Common Stock”) purchasable under each assumed Cornershop Option and the exercise price payable thereunder are hereby adjusted to reflect the Exchange Ratio. Accordingly, the number of shares of Uber Common Stock subject to each assumed Cornershop Option and the adjusted exercise price payable per share of Uber Common Stock under the assumed Cornershop Option shall be as specified for that option on the attached Exhibit A.

2.                  The following provisions shall govern each Cornershop Option assumed by Uber:

(a)                Unless the context otherwise requires, all references in each Option Agreement and in the Plan (as incorporated into such Option Agreement): (i) to the “Company” shall mean Uber, (ii) to “Share” shall mean a share of Uber Common Stock, (iii) to “Common Stock” shall mean the common stock of Uber, and (iv) to the “Board” shall mean the Board of Directors of Uber.

(b)               The grant date, vesting commencement date and the expiration date specified for each assumed Cornershop Option and all other provisions that govern either the exercise or the termination of the assumed Cornershop Option shall remain the same as set forth in the Option Agreement applicable to that Cornershop Option, and the provisions of the Plan and the Option Agreement shall accordingly govern and control Participant’s rights under this Notice to purchase Uber Common Stock under the assumed Cornershop Option.

(c)                Pursuant to the terms of the Option Agreement, each Cornershop Option assumed by Uber shall continue to vest and become exercisable in accordance with the schedule specified in the Option Agreement, and no acceleration of such vesting schedule shall occur by reason of the Transaction or the assumption of the Cornershop Options by Uber, provided that the number of shares that become vested (and the exercise price per share) shall be adjusted to reflect the Exchange Ratio.

(d)               For purposes of applying any and all provisions of the applicable Option Agreement and the Plan for the assumed Cornershop Options that pertain to Participant continuing to be a Service Provider, whether in the capacity of an employee, director or consultant, Participant shall be deemed to continue to be a Service Provider for so long as Participant renders services as an employee, director or consultant of Uber or any present or future majority-owned Uber subsidiary. Accordingly, the provisions of the Option Agreement governing the termination of the assumed Cornershop Options upon Participant ceasing to be a Service Provider shall hereafter be applied on the basis of Participant’s cessation of continuous service as an employee, director or consultant of Uber and its majority-owned subsidiaries, and each assumed Cornershop Option shall accordingly terminate, within the designated time period in effect under the Option Agreement for that Cornershop Option, following such cessation of continuous service as an employee, director or consultant of Uber and its majority-owned subsidiaries.

(e)                The adjusted exercise price payable for the Uber Common Stock subject to each assumed Cornershop Option shall be payable in any of the forms authorized under the Option Agreement applicable to that Cornershop Option.

(f)                In order to exercise each assumed Cornershop Option, Participant must execute and deliver to Uber a notice of exercise in which the number of shares of Uber Common Stock to be purchased thereunder must be indicated or must comply with such other procedures as may be established for notifying Uber of the exercise of the assumed Cornershop Option, either directly or through an on-line internet transaction with a brokerage firm authorized by Uber to effect such option exercises.

(g)               The exercise of each assumed Cornershop Option shall be subject to the collection of all applicable income and employment taxes.

3.                  Except to the extent specifically modified by this Notice, all of the terms and conditions of each Option Agreement as in effect immediately prior to the Closing Date shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by this Notice.

IN WITNESS WHEREOF, Uber has caused this Notice to be executed on its behalf by its duly-authorized officer as of [ ] 2021.